Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this Form 6-K. Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “PainReform,” the “Company,” “we,” “us” and “our” refer to PRF Technologies Ltd, an Israeli company. “NIS” means New Israeli Shekel, and “$,” “US$,” “U.S. dollars” and “USD” mean United States dollars.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our history of losses and needs for additional capital to fund our operations and our ability to obtain additional capital on acceptable terms, or at all;

•	our dependence on the success of our initial product candidate, including OcuRing™-K and the commercialization of the DeepSolar solution;

•	the outcomes of preclinical studies, clinical trials and other research regarding OcuRing and PRF-110;

•	our limited experience managing clinical trials;

•	our ability to retain key personnel and recruit additional employees;

•	our reliance on third parties for the conduct of clinical trials, product manufacturing and development;

•	the impact of competition and new technologies;

•	our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;

•	our ability to establish and maintain strategic partnerships and other corporate collaborations;

•	the implementation of our business model and strategic plans for our business and product candidates;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	the overall global economic environment;

•	our ability to maintain compliance with Nasdaq’s continued listing requirements, including the minimum shareholders’ equity and minimum Market Value of Listed Securities (MVLS) requirements, and to maintain the listing of our ordinary shares on Nasdaq;

•	our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile;

•	statements as to the impact of the political and security situation in Israel on our business, including due to the current security situation in Israel; and

•	those factors referred to in “Risk Factors” as well as in our most recent Annual Report on Form 20-F, or any updates in our Reports on Form 6-K, generally.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the Form 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. In March 2025, we acquired the business operations related to an AI-driven solar analytics technology, DeepSolar. During 2025 and the first half of 2026, we continued to operate as a diversified technology platform focused on healthcare and renewable-energy analytics, including through our majority-owned subsidiary, LayerBio, Inc., which is advancing OcuRing™-K, and through DeepSolar, which is advancing AI-driven energy optimization solutions.

On May 28, 2026, we raised $10.0 million through our equity line facility, which strengthened our balance sheet and provided additional resources to support our biotechnology and AI-driven energy platforms. On June 18, 2026, we also entered into a new standby equity purchase agreement with YA II PN, LTD., pursuant to which we have the right, but not the obligation, to sell up to $15.0 million of our ordinary shares over a 36-month period, subject to the terms and conditions of such agreement. In June 2026, we entered into an additional equity line facility, pursuant to which we raised aggregate gross proceeds of approximately $447,000 through the issuance of 437,000 shares as of the date of this report. For additional information, see “Recent Developments” below.

PRF Technologies Drug Development Business

Our strategy is to incorporate generic drugs with our proprietary extended-release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the FDA. The 505(b) (2) new drug application, or NDA, process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application. PRF-110, our first product candidate, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

DeepSolar Business

The DeepSolar technology is a cutting-edge AI-powered analytics software that optimizes the efficiency and profitability of solar energy assets. DeepSolar’s software helps solar system site owners maximize energy production and increase profitability through an AI based software that monitors and analyzes their solar assets. Its technology integrates seamlessly with supervisory control and data analytics (SCADA) systems via a centralized dashboard, offering real-time monitoring, performance analytics, and automated maintenance solutions. The DeepSolar technology extracts the data and analyzes it in real-time, while providing actionable insights that help boost productivity and enhance control through automatic tools for daily monitoring and reporting and with top-down and bottom-up operational dashboards. On March 16, 2026, we entered into an agreement with Blade Ranger Ltd., pursuant to which Blade Ranger will identify and introduce potential business prospects for collaboration with DeepSolar.

OcuRing™-K

OcuRing™ is a bio-erodible sustained-release implant applied to the haptic of an intraocular lens (IOL) for use in cataract surgery. It is easily added to the IOL and once implanted inside the eye, OcuRing™ continuously releases medications for treatment and prevention of postoperative complications of cataract surgery.

The technology allows extended drug release from a single application, minimizing the need for patient-administered drops. Site-specific delivery maximizes local effect while reducing systemic exposure. Its biodegradable design eliminates the need for removal of the insert, and its versatile drug loading enables the delivery of a wide range of therapeutics (NSAIDs, antibiotics, steroids, anti-VEGF agents).

OcuRing™-K, the platform lead product candidate, is a patent-protected, sustained-release intraocular ring designed to deliver Ketorolac, an anti-inflammatory and analgesic drug, to be introduced intra-surgically during cataract procedures. As a bioerodible implant it offers a transformative alternative to the current standard of care, which commonly relies on frequent topical eye drops, including corticosteroids and NSAIDs.

Unlike traditional treatments, OcuRing™-K provides a single-application, fully “dropless” solution, fully in line with the surgeon’s workflow, designed to deliver controlled, localized, and extended release of non-opiate and non-steroidal agent therapy directly in the surgical site. This innovative platform eliminates patient compliance issues and reduces the need for multiple medications during the critical postoperative healing phase, addressing a major unmet need expressed by both patients and providers in the ophthalmic community.

Since our inception in November 2007, we have devoted substantially all of our efforts to organizing and planning our business, building our management and technical team, developing our proprietary product candidates, and raising capital.

We have never generated any significant revenue and have funded our business primarily through the sale of our capital share and issuance of convertible loans.

We expect to continue to incur significant expenses and increasing losses for next several years. Our net losses may fluctuate significantly from period to period, depending on the timing of our planned clinical trials and expenditures on our other research and development and commercial development activities. We expect our expenses will increase substantially over time as we:

●	implement our acquisition of the DeepSolar business;

●	continue the ongoing and planned preclinical and clinical development of our drug candidates;

●	build a portfolio of drug candidates through the acquisition or in-license of drugs, drug candidates or technologies;

●	initiate preclinical studies and clinical trials for any additional drug candidates that we may pursue in the future;

●	seek marketing approvals for our current and future drug candidates that successfully complete clinical trials;

●	establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval;

●	develop, maintain, expand and protect our intellectual property portfolio;

●	implement operational, financial and management systems; and

●	attract, hire and retain additional administrative, clinical, regulatory and scientific personnel.

Recent Developments

Standby Equity Purchase Agreement with YA – May 2026

On May 7, 2026, we entered into Standby Equity Purchase Agreement, or the May 2026 SEPA, with YA, pursuant to which YA committed to purchase up to $10.0 million of our ordinary shares, or the May 2026 Commitment Amount, at our direction from time to time, subject to the restrictions and satisfaction of the conditions in the May 2026 SEPA, during the period commencing on the date of execution of the May 2026 SEPA until the earlier of (i) the 36-month anniversary of the date of execution of the May 2026 SEPA, and (ii) YA’s purchase of the total May 2026 Commitment Amount under the May 2026 SEPA.

Pursuant to the May 2026 SEPA, we also paid and agreed to pay YA (i) a structuring fee in the amount of $25,000 for structuring the transaction and conducting due-diligence under the May 2026 SEPA, which we paid in 12,192 ordinary shares on the date of execution of the Purchase Agreement and (ii) a commitment fee equal to 1.0% of the May 2026 Commitment Amount as consideration for its irrevocable commitment to purchase our ordinary shares under the May 2026 SEPA, payable in four equal installments, of which the first installment was paid in 12,192 ordinary shares on the date of execution of the May 2026 SEPA and the remaining three installments, which are payable in cash, will be paid every three months following thereafter until all installments have been paid in full.

As of May 29, 2026, the May 2026 SEPA terminated following our issuance and sale of 2,152,798 ordinary shares for aggregate gross proceeds of $10.0 million pursuant to the May 2026 SEPA.

Standby Equity Purchase Agreement with YA – June 2026

On June 18, 2026, we entered into Standby Equity Purchase Agreement, or the June 2026 SEPA, with YA, pursuant to which YA committed to purchase up to $15.0 million of our ordinary shares, or the June 2026 Commitment Amount, at our direction from time to time, subject to the restrictions and satisfaction of the conditions in the June 2026 SEPA, during the period commencing on the date of execution of the June 2026 SEPA until the earlier of (i) the 36-month anniversary of the date of execution of the June 2026 SEPA, and (ii) YA’s purchase of the total June 2026 Commitment Amount under the June 2026 SEPA.

Pursuant to the June 2026 SEPA, we also paid and agreed to pay YA a commitment fee equal to 1.0% of the June 2026 Commitment Amount as consideration for its irrevocable commitment to purchase our ordinary shares under the June 2026 SEPA, payable in four equal installments, of which the first installment was paid in 20,276 ordinary shares on the date of execution of the June 2026 SEPA and the remaining three installments, which are payable in cash, will be paid every three months following thereafter until all installments have been paid in full.

As of the date of this report, we have raised aggregate gross proceeds of approximately $447,000 through the issuance of 437,000 shares pursuant to the June 2026 SEPA.

Financial Operations Overview

Revenue

We have not generated any significant revenue and with respect to our drug development do not expect to generate any revenue unless or until we obtain regulatory approval and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense;

●	fees paid to consultants for services directly related to our drug development, software development and regulatory efforts;

●	expenses incurred under agreements with contract research organizations, as well as CMOs and consultants that conduct preclinical studies and clinical trials;

●	costs associated with preclinical activities and drug and software development activities; and

●	costs associated with technology and intellectual property licenses.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●	number of clinical trials required for approval and any requirement for extension trials;

●	per patient trial costs;

●	number of patients that participate in the clinical trials;

●	number of sites included in the clinical trials;

●	countries in which the clinical trial is conducted;

●	length of time required to enroll eligible patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies; and

●	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation. Other general and administrative expenses include directors’ and officers’ liability insurance premiums, costs associated with being a publicly traded company, fees associated with investor relations, professional fees for consultants, tax and legal services and facility-related costs.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs. In addition, if our current or future drug candidates are approved for sale, we expect that we will incur expenses associated with building our commercial and distribution infrastructure.

Financial Income (Expenses), Net

Financial (income) expenses, net, primarily consists of interest from deposits, issuance costs of warrants, change in fair value of derivative warrant liability, losses from warrants issuing, bank management fees and commissions, exchange rate differences expenses and expenses incurred in connection with establishing our equity line facilities.

Results of Operations

The table below provides our results of operations for the six months ended June 30, 2026 and 2025.

	Six Months Ended June 30,
	2026	2025
	(US$ thousands)
Statements of comprehensive loss data:
Revenues	$14	$-
Cost of sales	(56)	-
Selling and marketing expenses	(69)	-
Amortization of intangible assets	(456)	(173)
Research and development	(806)	(278)
General and administrative	(1,163)	(1,913)
Total operating loss	(2,536)	(2,364)
Financial income (expenses), net	(400)	52
Net loss before tax expenses	(2,936)	(2,312)
Tax expenses	(6)	(4)
Comprehensive loss	$(2,942)	$(2,316)
Comprehensive loss attributable to non-controlling interests	(145)	-
Comprehensive loss attributable to shareholders of the Company	$(2,797)	$(2,316)

Research and development expenses. Research and development expenses were $0.8 million for the six months ended June 30, 2026 compared to $0.3 million for the six months ended June 30, 2025, an increase of $0.5 million. The increase was primarily due to increased activity in our solar segment, as well as increased clinical development activities at LayerBio.

General and administrative expenses. General and administrative expenses were $1.2 million for the six months ended June 30, 2026 compared to $1.9 million for the six months ended June 30, 2025. The decrease of $0.8 million in general and administrative expenses is primarily due to a decrease of consulting, legal, and share base options expenses.

Financial income, net. Financial (expenses) income, net was $(0.4) million for the six months ended June 30, 2026 compared to $0.1 million financial income, net for the six months ended June 30, 2025. The decrease of $0.5 million was primarily due to Equity line-related financing costs incurred during the current period.

Net loss. As a result of the foregoing, we incurred a net loss of $2.8 million for the six months ended June 30, 2026 compared to a net loss of $2.3 million for the six months ended June 30, 2025, an increase of $0.50 million.

Liquidity and Capital Resources

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, and capital raising activities. We are still in our development stage with respect to our development of our product candidates and have not yet generated significant revenues. Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives.

We have incurred significant losses and negative cash flows from operations since our inception. For the six months ended June 30, 2026, and 2025 we incurred losses of $2.8 million, and $2.3 million, respectively, and had negative operating cash outflows of $2.4 million, and $2.0 million for the six months ended June 30, 2026 and 2025 respectively. As of June 30, 2026, we had an accumulated deficit of approximately $64.1 million. We have funded our operations to date primarily through equity financings and, as of June 30, 2026, we had cash and cash equivalents (including short term deposits and restricted cash) of approximately $11.6 million and a positive working capital of approximately $9.5 million.

In October 2024, we entered into an At The Market Offering Agreement, or the ATM Agreement, with H.C. Wainwright & Co., LLC, as sales agent pursuant to which we may offer and sell, from time to time through the sales agent our ordinary shares up to $1.35 million. In January 2025, we increased the at-the-market equity program by an additional $4 million. During the six months ended June 30, 2026, we did not issue any shares under the ATM Agreement.

In addition, on May 7, 2026, we entered into a Standby Equity Purchase Agreement with YA II PN, LTD., pursuant to which YA II PN, LTD. committed to purchase up to $10.0 million of our ordinary shares. The agreement terminated on May 29, 2026 following the issuance and sale of 2,152,798 ordinary shares for aggregate gross proceeds of $10.0 million. Thereafter, on June 18, 2026, we entered into a new Standby Equity Purchase Agreement with YA II PN, LTD. providing for up to $15.0 million of committed equity financing. Subsequent to June 30, 2026 and up to the date of issuance of these financial statements we issued to YA II PN, LTD 437,000 ordinary shares for aggregate gross proceeds of approximately $0.5 million pursuant to the new agreement.

The Company expects to continue incurring losses and negative cash flows from operations until PRF-110, OcuRing™-K and the DeepSolar products reach commercial profitability, if at all. Management’s plans include continued capital raising through the sale of additional equity securities, debt, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will successfully obtain additional financing when needed. Management believes that the Company has sufficient funds to support its operations for a period of at least twelve months from the date of the issuance of these interim condensed consolidated financial statements. Until the Company achieves profitability or generates positive cash flows, it will continue to be dependent on raising additional funds to fund its operations.

Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of manufacturing clinical trial and commercial quantities of our product candidates;

●	the scope, progress, results and costs of our current and future clinical trials of OcuRing™-K and potentially PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of our product candidates;

●	the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for our product candidates on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●	the costs and timing of future commercialization activities, including sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the cost to continue the development of the DeepSolar technology to develop a wider portfolio of solutions;

●	the cost of establishing a sales, marketing, and technical support infrastructure to support the ramp up of the DeepSolar solution;

●	the amount of revenue, if any, received from commercial sales of our product candidates, should it receive marketing approval, or from DeepSolar solution;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

●	our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining compliance with the Nasdaq continued listing requirements, including the minimum shareholders' equity requirements and the minimum Market Value of Listed Securities (MVLS); and

●	the impact of the current security situation in Israel which may exacerbate the magnitude of the factors discussed above.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidate.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce and/or eliminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table sets forth the major components of our statements of cash flows for the periods presented (U.S. dollars in thousands):

	Six months Ended June 30, 2026	Six months Ended June 30, 2025
Net cash used in operating activities	$(2,434)	$(1,982)
Net cash used in investing activities	(2,002)	(50)
Net cash provided by financing activities	9,830	1,247
Effect of Exchange rate changes on cash, cash equivalents and restricted cash	9	8
Increase (decrease) in cash and cash equivalents and restricted cash	5,403	(777)
Cash and cash equivalents and restricted cash, at the beginning of period	3,150	4,271
Cash and cash equivalents and restricted cash, at the end of period	$8,553	$3,494

Net cash used in operating activities

For the six months ended June 30, 2026 and 2025, net cash used in operating activities was $2.4 million and $2.0 million, respectively. The increase is due to higher research and development expenditures and equity line-related financial costs incurred during the period.

Net cash used in investing activities

For the six months ended June 30, 2026, net cash used in investing activities was $2.0 million, compared to net cash used in investing activities of $0.1 million in the six months ended June 2025. The change was due to increased investments in short-term deposits during 2026.

Net cash provided by financing activities

For the six months ended June 30, 2026 net cash provided by financing activities was $9.8 million compared to $1.2 million as of June 30, 2025 due to proceeds received from our equity line facilities financing during the first half of 2026.

Trend Information.

We are in a development stage with regard to drug development and early commercialization stage with respect to our DeepSolar technology. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

Off-Balance Sheet Arrangements.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Judgments and Estimates

Our statements are prepared in accordance with GAAP. Some of the accounting methods and policies used in preparing our financial statements under GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. See Note 3 to the accompanying financial statements.

Risk Factors

Except as set forth below and as otherwise disclosed in our other filings made with the SEC on or prior to the date of this Form 6-K, there have been no material changes to the risk factors previously disclosed in our most recent Annual Report on Form 20-F.

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days, that we maintain a minimum of $2,500,000 in shareholders’ equity and that our Market Value of Listed Securities (“MVLS”) not fall below $5.0 million for a period of 30 consecutive trading days, as further discussed below.

We have in the past fallen out of compliance with certain continued listing standards, including the minimum bid price requirement, although we have subsequently been able to regain compliance. No assurance, however, can be given that we will continue to be in compliance with the continued listing requirements of the Nasdaq Capital Market. Failure to meet applicable Nasdaq continued listing standards could result in a delisting of our ordinary shares. A delisting of our ordinary shares from Nasdaq could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors and employees and fewer business development opportunities.

On July 22, 2026, the SEC approved a new Nasdaq continued listing requirement applicable to companies listed on the Nasdaq Stock Market that would require listed companies to maintain a minimum MVLS of at least $5.0 million. Under the approved rule, if a company’s MVLS remains below $5.0 million for 30 consecutive trading days, Nasdaq will issue a Staff Delisting Determination and immediately suspend trading in the company’s securities and commence delisting proceedings. Unlike many other Nasdaq continued listing standards, the rule does not provide a compliance or cure period before a delisting determination is issued. Although a company may appeal a delisting determination, the appeal generally does not stay the suspension of trading, and the company’s securities would generally trade on an over-the-counter market during the appeals process. In addition, any exception that may be granted by a Nasdaq Hearings Panel is limited. In particular, the Hearings Panel may grant an exception of up to 180 days only if the company demonstrates that it can satisfy Nasdaq’s applicable initial listing requirements, which are generally more stringent than Nasdaq’s continued listing standards. As a result, companies subject to a delisting determination under the MVLS rule may have fewer opportunities to regain compliance than under other Nasdaq continued listing requirements.

However, on July 29, 2026, the SEC notified Nasdaq that it had received notices of intention to petition for review of the approval order and, pursuant to Rule 431(e) of the SEC’s Rules of Practice, the effectiveness of the approval order was automatically stayed pending further review by the SEC. As a result, the ultimate implementation, timing and scope of the MVLS requirement remain uncertain. As of September 2, 2026, our MVLS was approximately $3.4 million, which is below the $5.0 million threshold contemplated by the rule. Accordingly, if the stay is lifted, the rule becomes effective and we are unable to satisfy the MVLS requirement, our securities would become subject to suspension and delisting from Nasdaq. Any such suspension or delisting could materially reduce the liquidity and market price of our ordinary shares, impair our ability to raise additional capital, reduce investor interest in our securities and adversely affect our business, financial condition and prospects.